CERTIFICATE OF AMENDMENT

                                       OF

                      RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                           VERMONT PURE HOLDINGS, LTD.

         Vermont Pure Holdings, Ltd., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

         FIRST: That the Board of Directors of said corporation has adopted resolutions proposing and declaring advisable that the Restated Certificate of Incorporation of the Corporation be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

                  That the Company's Restated Certificate of Incorporation, as amended to date, be further amended by deleting in its entirety the first sentence of Article 4 thereof and replacing said first sentence with the following sentence:

                  "The total number of shares of capital stock which the Corporation shall have authority to issue is Fifty Million Five Hundred Thousand (50,500,000) shares, of which Fifty Million (50,000,000) shares will be Common Stock, par value $.001 per share, and Five Hundred Thousand (500,000) shares shall be Preferred Stock, par value $.001 per share", it being understood that the other provisions of said Article 4 shall be and remain unchanged.

         SECOND: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Timothy Fallon, its PRESIDENT, THIS 15TH day of June, 1999.

                                                 /s/ Timothy Fallon
                                                     Timothy  Fallon, President